Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 8000
fax +1 212 259 6333
cpeterson@dl.com
October 11, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	First Albany Companies Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 5, 2007
File Nos. 000-14140

Dear Ms. Long,
On behalf of our client, First Albany Companies Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 12, 2007 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on July 5, 2007 (File Nos. 000-14140) (the “Preliminary Proxy Statement”). In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 (the “Proxy Statement”) to the Preliminary Proxy Statement. For the convenience of the Staff, we have enclosed a clean copy of the Proxy Statement and one marked to show changes from the Preliminary Proxy Statement.
The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy Statement.
General
1.	Please tell us how you have considered the requirements of Item 14(b)(11) of Schedule 14A and Article 11 of Regulation S-X and the need to provide financial information with respect to the disposition of the Municipal Capital Markets Group. Note that pro forma presentation of statements of operations for all periods (i.e. three years) is required for discontinued operations that are not yet reflected in historical statements. Refer to Rule 11-01(a)(4). Provide us with any significance tests performed in determining the significance of the disposition as described in Rule 11-01(b). Also, if the business

United States Securities and Exchange Commission
October 11, 2007

represents a significant disposition, please provide unaudited financial statements of that business in the proxy materials for the same periods required for the registrant.
Response:
     As described below, in light of factual developments subsequent to the filing of the Preliminary Proxy Statement on July 5, 2007 and the Company’s receipt of your Comment Letter on July 12, 2007, the Company believes it is not required to provide in the Proxy Statement the information required by Item 14 of Schedule 14A, including the financial information required by Item 14(b)(11) of Schedule 14A and Article 11 of Regulation S-X. However, as discussed more fully below, the pro forma financial information required by Article 11 of Regulation S-X relating to the disposition of the Municipal Capital Markets Group was included in a Current Report on Form 8-K filed by the Company on September 20, 2007 in connection with the completion of the disposition.
     On September 14, 2007, the Company completed its sale (the “Asset Sale”) to DEPFA BANK plc (“DEPFA”) of the assets comprising its Municipal Capital Markets Group, including all of the Company’s rights in and to the name “First Albany” or “FA” or any derivatives thereof and the municipal bond inventory of the Municipal Capital Markets Group (such assets referred to collectively as the “MCMG”), for aggregate consideration of approximately $60 million in cash. As of the closing of the Asset Sale (the “Closing”) the MCMG represented less than 40% of the Company’s total assets. Shareholder approval of the Asset Sale was neither sought nor required under the New York Business Corporations Law which would have required such approval only if the MCMG comprised “all or substantially all” of the assets of the Company. Among other public disclosures made by the Company in connection with the Asset Sale, the Closing was publicly disclosed in a Current Report on Form 8-K filed by the Company on September 20, 2007. The Form 8-K included the disclosure required under Item 2.01 thereof and pro forma financial information required by Item 9.01 thereof and Article 11 of Regulation S-X as the Asset Sale did constitute a significant disposition by the Company in accordance with Rule 11-01(b) of Regulation S-X.
     Also on September 14, 2007, in connection with the Closing, the Company entered into a license agreement with DEPFA (the “License Agreement”) to allow the Company to use the name “First Albany” in the Company’s official corporate name and in certain other instances as provided in the License Agreement. The terms of the License Agreement to be entered into at the Closing were publicly disclosed in a Current Report on Form 8-K filed by the Company on July 31, 2007. In accordance with the terms of the License Agreement, the Company agreed to seek shareholder approval for an amendment to its Certificate of Incorporation changing its corporate name to a name that does not include the words “First Albany” or “FA” or any derivatives thereof (the “Charter Amendment”). If the Charter Amendment is not effected by November 13, 2007, the Company will pay DEPFA an annual royalty fee of $50,000 in connection with its continued use of the name “First Albany”.
     In connection with the launch of the Company’s new corporate brand, Broadpoint, and in accordance with the terms of the License Agreement, the Company is seeking shareholder

United States Securities and Exchange Commission
October 11, 2007

approval of the Charter Amendment to change its name to Broadpoint Securities Group, Inc. No action is being taken with respect to any transaction that would require that the Company provide the information required by Item 14 of Schedule 14A. In addition, as a result of the completion of the Asset Sale, the proposed Charter Amendment does not involve other matters with respect to which information is called for by Item 14 of Schedule 14A which might otherwise have been required to be included in the Proxy Statement in accordance with preliminary Note A to Schedule 14A.
General — Company Statement
At your request, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (212) 259-6356.
Sincerely,
/s/ Christopher P. Peterson
Christopher P. Peterson

cc:	Lee Fensterstock, First Albany Companies Inc.
Peter J. McNierney, First Albany Companies Inc.
C. Brian Coad, First Albany Companies Inc.
Patricia Arciero-Craig, First Albany Companies Inc.

3